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                                                                   Exhibit 99(b)


NEWS RELEASE                                             Cleveland-Cliffs
                                                         Inc
                                                         1100 Superior Avenue



                    TILDEN MINE EXPERIENCES EQUIPMENT OUTAGE


     CLEVELAND, OH --- (JULY 26, 2001) --- Cleveland-Cliffs Inc (NYSE:CLF) reported today that the Tilden Mine, managed and 40 percent owned by a subsidiary of Cleveland-Cliffs, expects to have one of the mine's two pelletizing kilns out of service for repairs due to a weld fatigue fracture. Based on a preliminary assessment, the kiln is expected to be out of service for about six weeks. During the repairs, the mine will be operating at approximately 60 percent capacity.

     The Tilden Mine, located in Michigan's Upper Peninsula, has an annual production capacity of 7.8 million tons of iron ore pellets. The mine was scheduled to produce 6.8 million tons this year after a second quarter, six week shutdown to adjust production according to owners requirements. Production lost during the repair period is not expected to be made up during the remainder of the year. However, it is anticipated that all 2001 commercial requirements will be satisfied from current inventories and production for the balance of the year. The mine is implementing plans to minimize the impact of the kiln shutdown on both the operation and its costs.

     Tilden Mining Company L.C. is owned by subsidiaries of Algoma Steel, Inc., 45 percent, Stelco, Inc. 15 percent and Cliffs, 40 percent.

     Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota, and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

     This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

     Actual results may differ materially from such statements for a variety of factors, such as: major equipment failure including the Tilden Mine kiln outage, availability and magnitude and duration or repairs; process difficulties; displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy


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Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products.

     Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

CONTACTS:
Media: Ralph S. Berge, (216) 694-4870
Financial Community: Fred B. Rice 800-214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com



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